FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of April, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: April 7, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            7 April, 2004 - Director Shareholding-Replcmnt

Exhibit 99

The following replaces the Director Shareholding announcement released 26 March 2004.

Please note that in the above announcement the section relating to Mr P J Cescau, Number 22 should read:

22) Total number of shares or debentures over which options held following this notification

581,666

All other details remain unchanged and the full amended text appears below.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR A BURGMANS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF EXECUTIVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 MARCH 2004

18) Period during which or date on which exercisable

24 MARCH 2007 TO 23 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Main Grant: 80,000 ORDINARY 1.4P SHARES

Premium Grant: 24,000 ORDINARY 1.4P SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

519.50P

22) Total number of shares or debentures over which options held following this notification

688,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification


Alison Dillon

Deputy Secretary

Date of Notification

26 MARCH 2004


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR N W A FITZGERALD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF EXECUTIVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 MARCH 2004

18) Period during which or date on which exercisable

24 MARCH 2007 TO 23 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Premium Grant: 24,000 ORDINARY 1.4P SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

519.50P

22) Total number of shares or debentures over which options held following this notification

672,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification


Alison Dillon

Deputy Secretary

Date of Notification

26 MARCH 2004


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR A C BUTLER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF EXECUTIVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 MARCH 2004

18) Period during which or date on which exercisable

24 MARCH 2007 TO 23 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Main Grant: 50,000 ORDINARY 1.4P SHARES

Premium Grant: 15,000 ORDINARY 1.4P SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

519.50P

22) Total number of shares or debentures over which options held following this notification

833,212

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification


Alison Dillon

Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR P J CESCAU

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF EXECUTIVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 MARCH 2004

18) Period during which or date on which exercisable

24 MARCH 2007 TO 23 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Main Grant: 50,000 ORDINARY 1.4P SHARES

Premium Grant: 15,000 ORDINARY 1.4P SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

519.50P

22) Total number of shares or debentures over which options held following this notification

581,666


23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification


Alison Dillon

Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR K B DADISETH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF EXECUTIVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 MARCH 2004

18) Period during which or date on which exercisable

24 MARCH 2007 TO 23 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Main Grant: 50,000 ORDINARY 1.4P SHARES

Premium Grant: 6,000 ORDINARY 1.4P SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

519.50P

22) Total number of shares or debentures over which options held following this notification

431,100

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification


Alison Dillon

Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR A R VAN HEEMSTRA

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF EXECUTIVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 MARCH 2004

18) Period during which or date on which exercisable

24 MARCH 2007 TO 23 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Main Grant: 50,000 ORDINARY 1.4P SHARES

Premium Grant: 12,000 ORDINARY 1.4P SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

519.50P

22) Total number of shares or debentures over which options held following this notification

371,000

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification


Alison Dillon

Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR R H P MARKHAM

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF EXECUTIVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 MARCH 2004

18) Period during which or date on which exercisable

24 MARCH 2007 TO 23 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Main Grant: 50,000 ORDINARY 1.4P SHARES

Premium Grant: 15,000 ORDINARY 1.4P SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

519.50P

22) Total number of shares or debentures over which options held following this notification

609,292

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification


Alison Dillon

Deputy Secretary

Date of Notification

26 MARCH 2004

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

UNILEVER PLC

2) Name of director

MR C B STRAUSS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF EXECUTIVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A


10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 MARCH 2004

18) Period during which or date on which exercisable

24 MARCH 2007 TO 23 MARCH 2014

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Main Grant: 20,000 ADRs: EACH ADR REPRESENTS FOUR ORDINARY 1.4P SHARES

Premium Grant: 3,000 ADRs: EACH ADR REPRESENTS FOUR ORDINARY 1.4P SHARES

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

US$38.55 PER ADR

22) Total number of shares or debentures over which options held following this notification

184,000 ADRS, EQUIVALENT TO 736,000 ORDINARY 1.4P SHARES

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Joanne McDonald 0207 822 5860

25) Name and signature of authorised company official responsible for making this notification


Alison Dillon

Deputy Secretary

Date of Notification

26 MARCH 2004


END